July 12, 2005

Mr. Al Rodriguez
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Your comment letter dated July 11, 2005 to Multiband's Form 10-K for the year ended 12-31-04 and Form 10-Q for the quarter ended March 31, 2005

Dear Mr. Rodriguez;

      This letter is Multiband Corporation's response to your comments in the letter dated July 11, 2005 related to the SEC's review of the Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005

1, 2 & 3. Upon careful review of the SEC's comments and a re-reading of our prior disclosure regarding EBITDA, the Company has elected to delete all references to EBITDA in the Liquidity and Capital Resource section of both our Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the quarter ended March 31, 2005. We believe our prior references to EBITDA in the aforementioned reports are simply confusing and have elected to delete them.

4. We will revise footnote number one in our financial statements under the Revenues and Cost Recognition subparagraphs in the Form 10-K for the year ended December 31, 2004 and the Form 10-Q for the quarter ended March 31, 2005 to provide language that accurately reflects that DirecTV revenue is recognized on a net basis.

Concerning revenue generated from voice, data and cable services, we do correctly recognize that revenue on a gross basis, pursuant to EITF 99-19. We bill and collect revenue for these services directly to and from subscribers; unlike the DirecTV revenue which is invoiced by DirecTV to the subscriber. We contract, on a wholesale basis, from companies such as Qwest to obtain circuits and programming related to voice, data and cable services which we then provide on a retail basis to the end user subscriber. The Company directly markets its services to the subscribers, offering various packages or bundles of services to the subscribers, giving pricing discounts for those subscribers who take more than one service. We completely control the pricing of the voice, data and cable services to those customers which are delivered to the subscribers over equipment and infrastructure that the Company has installed at multi-dwelling-units where the subscribers reside. The Company is at total risk to pay third party carriers such as Qwest if the subscribers do not pay the Company for its voice, data and cable services.

5. Upon careful review of the appropriate accounting standards cited and the SEC's comment, the Company has determined that its voice, data and video revenues and its DirecTV operator revenues constitute two different operating segments and we will revise our Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the quarter ended March 31, 2005 to reflect this fact.

6. The Company will revise per the above as appropriate.

Sincerely,

Steven M. Bell
Chief Financial Officer